Exhibit 99.1

Ant Group has announced its arrangements for initial public offering and listing

Ant Group Co., Ltd. (“Ant Group”), an unconsolidated related party of Alibaba Group Holding Limited (“Alibaba”), today published an announcement on the Shanghai Stock Exchange regarding the arrangements for its initial public offering and listing on the Shanghai Stock Exchange STAR board (the “A Share Offering”) and certain information regarding its concurrent initial public offering and listing on The Stock Exchange of Hong Kong Limited (the “H Share Offering” and together with the A Share Offering, the “Offering”).

Alibaba currently holds ordinary shares of Ant Group and Class C shares of Ant International Co., Limited (“Ant International”), a subsidiary of Ant Group, that together represent 33% of the equity interest in Ant Group, assuming the completion of the redemption and subscription arrangement described below.

The A Share Offering and H Share Offering will initially comprise 1,670,706,000 A shares and 1,670,706,000 H shares, respectively. Pursuant to a redemption and subscription arrangement, Ant International will redeem all Class B and Class C shares of Ant International and Ant Group will issue 3,256,446,324 H shares to holders of Class B shares and Class C shares of Ant International (including 1,158,572,686 H shares to Alibaba). In addition, for each of the A Share Offering and the H Share Offering, Ant Group expects to grant the underwriters an over-allotment option to purchase additional shares representing no more than 15.00% of the number of shares initially offered.

Alibaba has agreed to subscribe for 730 million A shares as part of the placement to strategic investors in the A Share Offering, subject to receipt of required regulatory approvals and fulfillment of other customary conditions precedent.

We understand that the final structure, price and timing of the Offering will be contingent upon market conditions and other factors, and there can be no assurance as to if and when the Offering will be completed.

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The above announcement does not constitute an offer for sale in the United States or an invitation or solicitation of an offer to acquire, purchase or subscribe for securities in Mainland China or Hong Kong S.A.R., and any securities described herein may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities to be made in Mainland China or Hong Kong S.A.R. will be made by means of a prospectus that is registered and may be obtained from Ant Group, which will contain detailed information about Ant Group and its management, as well as financial statements.

October 21, 2020